# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Odyssey Therapeutics, Inc., CIK 0001882782
CUSIP: 67613T104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 51 Sleeper Street, Suite 800, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 05/11/2026
Filed by CIK 0001853723
Persons authorized to receive notices and communications: Sasha Keough, c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, California (CA), 94063, (410) 800-7503

## Reporting persons
- SR One Capital Management, LLC (CIK 0001853723): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,794,883; sole dispositive power 0; shared dispositive power 3,794,883; aggregate amount beneficially owned 3,794,883 (8% of the class)
- SR One Capital Fund I Aggregator, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,831,383; sole dispositive power 0; shared dispositive power 1,831,383; aggregate amount beneficially owned 1,831,383 (3.9% of the class)
- SR One Capital Partners I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,831,383; sole dispositive power 0; shared dispositive power 1,831,383; aggregate amount beneficially owned 1,831,383 (3.9% of the class)
- SR One Co-Invest IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 374,335; sole dispositive power 0; shared dispositive power 374,335; aggregate amount beneficially owned 374,335 (0.8% of the class)
- SR One Co-Invest IV-A, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 574,314; sole dispositive power 0; shared dispositive power 574,314; aggregate amount beneficially owned 574,314 (1.2% of the class)
- SR One Co-Invest IV Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 948,649; sole dispositive power 0; shared dispositive power 948,649; aggregate amount beneficially owned 948,649 (2% of the class)
- AMZL, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,014,851; sole dispositive power 0; shared dispositive power 1,014,851; aggregate amount beneficially owned 1,014,851 (2.2% of the class)
- SR One Capital SMA Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,014,851; sole dispositive power 0; shared dispositive power 1,014,851; aggregate amount beneficially owned 1,014,851 (2.2% of the class)
- Simeon George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,794,883; sole dispositive power 0; shared dispositive power 3,794,883; aggregate amount beneficially owned 3,794,883 (8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Odyssey Therapeutics, Inc.
Address of issuer's principal executive offices: 51 Sleeper Street, Suite 800, Boston, Massachusetts (MA), 02210
Comment: This statement on Schedule 13D (this "Statement") relates to the shares of common stock, $0.0001 par value per share ("Common Stock") of Odyssey Therapeutics, Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
SR One Capital Management, LLC ("SR One Capital Management"); SR One Capital Fund I Aggregator, LP ("SR One Fund I Aggregator"); SR One Capital Partners I, LP ("SR One Partners I"); SR One Co-Invest IV, LLC ("SR One Co-Invest IV"); SR One Co-Invest IV-A, LLC ("SR One Co-Invest IV-A"); SR One Co-Invest IV Manager, LLC ("SR One Co-Invest IV Manager"); AMZL, LP ("AMZL"); SR One Capital SMA Partners, LP ("SMA Partners"); and Simeon George, M.D. ("Dr. George").

SR One Fund I Aggregator is directly controlled by its general partner, SR One Partners I. SR One Co-Invest IV and SR One Co-Invest IV-A are directly controlled by their managing members, SR One Co-Invest IV Manager. AMZL is directly controlled by its general partner, SMA Partners. SR One Partners I and SMA Partners are directly controlled by their general partners, SR One Capital Management, SR One Co-Invest IV Manager is directly controlled by its managing member, SR One Capital Management, and Dr. George controls SR One Capital Management. Accordingly, each of SR One Capital Management and Dr. George may be deemed to have voting and dispositive power with respect to the SR One Fund I Aggregator Shares, the SR One Co-Invest IV Shares, the SR One Co-Invest IV-A Shares and the AMZL Shares (each as defined below).

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons." SR One Fund I Aggregator, SR One Co-Invest IV, SR One Co-Invest IV-A and AMZL are referred to collectively as the "Funds."
Residence or business address: The address of each Reporting Person for purposes of this filing is c/o SR One Capital Management, LP, 929 Main Street, Suite 200, Redwood City, CA 94063.
Present principal occupation or employment: The principal business of the Funds is to invest in and assist growth-oriented businesses. The principal business of SR One Partners I is to act as the sole general partner of SR One Fund I Aggregator. The principal business of SR One Co-Invest Manager is to act as the managing member of SR One Co-Invest IV and SR One Co-Invest IV-A. The principal business of SMA Partners is to act as the general partner of AMZL. The principal business of SR One Capital Management is to act as the sole general partner of SR One Partners I and SMA Partners and the sole managing member of SR One Co-Invest IV Manager and a number of affiliated partnerships and limited liability companies with similar businesses. The principal business of Dr. George is to manage SR One Capital Management.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SR One Fund I Aggregator, SR One Partners I, AMZL, and SMA Partners are limited partnerships organized under the laws of the State of Delaware. SR One Co-Invest IV, SR One Co-Invest IV-A, SR One Co-Invest IV Manager and SR One Capital Management are limited liability companies organized under the laws of the State of Delaware. Dr. George is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 7, 2026, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "SEC") by the Issuer (File No. 333-295141) in connection with its initial public offering of 15,500,000 shares of Common Stock of the Issuer (exclusive of the 2,325,000 shares of Common Stock that the underwriters may purchase upon exercise of their option to purchase additional shares in full) (the "IPO") was declared effective. The closing of the IPO took place on May 11, 2026 (the "Closing"), and in connection with the Closing, SR One Fund I Aggregator purchased 222,222 shares of Common Stock, SR One Co-Invest IV-A purchased 133,333 shares of Common Stock and AMZL purchased 200,000 shares of Common Stock, each at the IPO price of $18.00 per share.

Prior to the Closing, SR One Fund I Aggregator purchased from the Issuer in a series of private transactions 4,606,320 shares of Series A Convertible Preferred Stock (the "SR One Fund I Aggregator Series A Preferred Stock") for an aggregate purchase price of $19,999,996.56; 1,299,842 shares of Series A-2 Convertible Preferred Stock (the "SR One Fund I Aggregator Series A-2 Preferred Stock") for an aggregate purchase price of $7,999,994.57; 544,162 shares of Series B Convertible Preferred Stock (the "SR One Fund I Aggregator Series B Preferred Stock") for an aggregate purchase price of $3,499,998.53; 600,142 shares of Series C Convertible Preferred Stock (the "SR One Fund I Aggregator Series C Preferred Stock") for an aggregate purchase price of $3,000,710.00; and 6,644,650 shares of Series D Convertible Preferred Stock (the "SR One Fund I Aggregator Series D Preferred Stock"), along with 1,861,211 warrants to purchase shares of Common Stock (the "SR One Fund I Aggregator Series D Warrants"), for an aggregate purchase price of $9,999,998.92. Immediately prior to the Closing, the SR One Fund I Aggregator Series A Preferred Stock automatically converted into 474,048 shares of Common Stock on a 1-for-9.7170 basis; the SR One Fund I Aggregator Series A-2 Preferred Stock automatically converted into 139,366 shares of Common Stock on a 1-for-9.3268 basis; the SR One Fund I Aggregator Series B Preferred Stock automatically converted into 59,692 shares of Common Stock on a 1-for-9.2837 basis; the SR One Fund I Aggregator Series C Preferred Stock automatically converted into 61,762 shares of Common Stock on a 1-for-9.7170 basis; the SR One Fund I Aggregator Series D Preferred Stock automatically converted into 683,817 shares of Common Stock on a 1-for-9.7170 basis; and the SR One Fund I Aggregator Series D Warrants were automatically exercised for 191,541 shares of Common Stock by their terms (as adjusted for the 1-for-9.7170 reverse stock split effected in connection with the IPO). Pursuant to the terms of the warrants, the Issuer withheld 1,065 shares of Common Stock from such shares to pay the exercise price in connection with the automatic net exercise of the SR One Fund I Aggregator Series D Warrants. SR One Fund I Aggregator now holds a total of 1,831,383 shares of Common Stock (the "SR One Fund I Aggregator Shares").

The working capital of SR One Fund I Aggregator is the source of the funds for the purchase of the SR One Fund I Aggregator Shares. No part of the purchase price of the SR One Fund I Aggregator Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the SR One Fund I Aggregator Shares.

Prior to the Closing, SR One Co-Invest IV purchased from the Issuer in a series of private transactions 1,151,580 shares of Series A Convertible Preferred Stock (the "SR One Co-Invest IV Series A Preferred Stock") for an aggregate purchase price of $4,999,999.14; and 2,374,981 shares of Series B Convertible Preferred Stock (the "SR One Co-Invest IV Series B Preferred Stock") for an aggregate purchase price of $15,000,000.00. Immediately prior to the Closing, the SR One Co-Invest IV Series A Preferred Stock automatically converted into 118,512 shares of Common Stock on a 1-for-9.7170 basis; and the SR One Co-Invest IV Series B Preferred Stock automatically converted into 255,823 shares of Common Stock on a 1-for-9.2837 basis. SR One Co-Invest IV now holds a total of 374,335 shares of Common Stock (the "SR One Co-Invest IV Shares").

The working capital of SR One Co-Invest IV is the source of the funds for the purchase of the SR One Co-Invest IV Shares. No part of the purchase price of the SR One Co-Invest IV Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the SR One Co-Invest IV Shares.

Prior to the Closing, SR One Co-Invest IV-A purchased from the Issuer in a series of private transactions 1,899,984 shares of Series B Convertible Preferred Stock (the "SR One Co-Invest IV-A Series B Preferred Stock") for an aggregate purchase price of $11,999,994.95; 200,000 shares of Series C Convertible Preferred Stock (the "SR One Co-Invest IV-A Series C Preferred Stock") for an aggregate purchase price of $1,000,000; and 1,614,650 shares of Series D Convertible Preferred Stock (the "SR One Co-Invest IV-A Series D Preferred Stock"), along with 484,395 warrants to purchase shares of Common Stock (the "SR One Co-Invest IV-A Series D Warrants"), for an aggregate purchase price of $2,429,999.82. Immediately prior to the Closing, the SR One Co-Invest IV-A Series B Preferred Stock automatically converted into 204,658 shares of Common Stock on a 1-for-9.2837 basis; the SR One Co-Invest IV-A Series C Preferred Stock automatically converted into 20,582 shares of Common Stock on a 1-for-9.7170 basis; the SR One Co-Invest IV-A Series D Preferred Stock automatically converted into 166,168 shares of Common Stock on a 1-for-9.7170 basis; and the SR One Co-Invest IV-A Series D Warrants were automatically exercised for 49,850 shares of Common Stock by their terms (as adjusted for the 1-for-9.7170 reverse stock split effected in connection with the IPO). Pursuant to the terms of the warrants, the Issuer withheld 277 shares of Common Stock from such shares to pay the exercise price in connection with the automatic net exercise of the SR One Co-Invest IV-A Series D Warrants. SR One Co-Invest IV-A now holds a total of 574,314 shares of Common Stock (the "SR One Co-Invest IV-A Shares").

The working capital of SR One Co-Invest IV-A is the source of the funds for the purchase of the SR One Co-Invest IV-A Shares. No part of the purchase price of the SR One Co-Invest IV-A Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the SR One Co-Invest IV-A Shares.

Prior to the Closing, AMZL purchased from the Issuer in a series of private transactions 4,500,000 shares of Series C Convertible Preferred Stock (the "AMZL Series C Preferred Stock") for an aggregate purchase price of $22,500,000.00; and 2,657,860 shares of Series D Convertible Preferred Stock (the "AMZL Series D Preferred Stock"), along with 764,312 warrants to purchase shares of Common Stock (the "AMZL Series D Warrants"), for an aggregate purchase price of $3,999,999.58. Immediately prior to the Closing, the AMZL Series C Preferred Stock automatically converted into 463,106 shares of Common Stock on a 1-for-9.7170 basis; the AMZL Series D Preferred Stock automatically converted into 273,527 shares of Common Stock on a 1-for-9.7170 basis, and the AMZL Series D Warrants were automatically exercised for 78,656 shares of Common Stock by their terms (as adjusted for the 1-for-9.7170 reverse stock split effected in connection with the IPO). Pursuant to the terms of the warrants, the Issuer withheld 438 shares of Common Stock from such shares to pay the exercise price in connection with the automatic net exercise of the AMZL Series D Warrants. AMZL now holds a total of 1,014,851 shares of Common Stock (the "AMZL Shares").

The working capital of AMZL is the source of the funds for the purchase of the AMZL Shares. No part of the purchase price of the AMZL Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the AMZL Shares.

Collectively, the Funds now hold a total of 3,794,883 shares of the Issuer's Common Stock (the "Fund Shares").

## Item 4. Purpose of Transaction
Purpose of transaction:
The Funds acquired their respective shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
SR One Fund I Aggregator is the record owner of the SR One Fund I Aggregator Shares. As the general partner of SR One Fund I Aggregator, SR One Partners I may be deemed to beneficially own the SR One Fund I Aggregator Shares. As the general partner of SR One Partners I, SR One Capital Management may be deemed to beneficially own the SR One Fund I Aggregator Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Fund I Aggregator Shares.

SR One Co-Invest IV is the record owner of the SR One Co-Invest IV Shares. As the managing member of SR One Co-Invest IV, SR One Co-Invest IV Manager may be deemed to beneficially own the SR One Co-Invest IV Shares. As the managing member of SR One Co-Invest IV Manager, SR One Capital Management may be deemed to beneficially own the SR One Co-Invest IV Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Co-Invest IV Shares.

SR One Co-Invest IV-A is the record owner of the SR One Co-Invest IV-A Shares. As the managing member of SR One Co-Invest IV-A, SR One Co-Invest IV Manager may be deemed to beneficially own the SR One Co-Invest IV-A Shares. As the managing member of SR One Co-Invest IV Manager, SR One Capital Management may be deemed to beneficially own the SR One Co-Invest IV-A Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the SR One Co-Invest IV-A Shares.

AMZL is the record owner of the AMZL Shares. As the general partner of AMZL, SMA Partners may be deemed to beneficially own the AMZL Shares. As the general partner of SMA Partners, SR One Capital Management may be deemed to beneficially own the AMZL Shares. As the managing member of SR One Capital Management, Dr. George may be deemed to beneficially own the AMZL Shares.

Each Reporting Person disclaims beneficial ownership of the Fund Shares other than those shares which such person owns of record.

The percentage of outstanding shares of Common Stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 47,174,156 shares of Common Stock reported by the Issuer to be outstanding as of May 11, 2026 (excluding the shares of Common Stock that the underwriters may purchase upon exercise of their option to purchase additional shares in full) as reported in the Issuer's prospectus dated May 7, 2026 filed with the SEC on May 8, 2026 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the "Securities Act").
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Each Fund is party to the Third Amended and Restated Investors' Rights Agreement with the Issuer and certain other stockholders (the "Investors' Rights Agreement"). The Investors' Rights Agreement grants the parties thereto, including the Funds, certain registration rights in respect of registrable securities. The registration of shares of the Issuer's Common Stock pursuant to the exercise of these registration rights will enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective. Under the Investors' Rights Agreement, the Issuer will pay all registration expenses and the holders will pay all underwriting discounts and selling commissions relating to the sale of their shares. The Investors' Rights Agreement also includes customary indemnification and procedural terms. These registration rights will expire no later than five years after the consummation of the IPO, or with respect to any particular holder, at such time that such holder can sell its shares under Rule 144 without limitation during any three-month period.

The Investors' Rights Agreement provides that at any time beginning after the earlier of (i) five years after the date of the Investors' Rights Agreement and (ii) 180 days after May 11, 2026, the holders of a majority of the registrable securities then outstanding may request that the Issuer register all or a portion of their shares by filing a registration statement on Form S-1, provided that such request for registration covers at least 40% of the registrable securities then outstanding with an anticipated aggregate offering price of at least $10 million, net of applicable selling expenses. Once the Issuer is eligible to use a registration statement on Form S-3, the holders of at least 25% of the registrable securities then outstanding may request that the Issuer register their shares on Form S-3 if such holders hold registrable securities in an anticipated aggregate offering amount of at least $5 million, net of applicable selling expenses.

Further, the Investors' Rights Agreement provides that in the event the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, certain holders of registrable securities will be entitled to "piggyback" registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations.

In addition, each Fund entered into a lock-up agreement in connection with the IPO whereby each Fund has agreed, subject to certain exceptions, that without the prior written consent of J.P. Morgan Securities LLC, TD Securities (USA) LLC and Cantor Fitzgerald & Co., that for a period of 180 days after May 7, 2026, it will not (i) offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, purchase any option or contract to sell, lend or otherwise transfer or dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock, including without limitation any such securities owned or later acquired, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the Fund or someone other than the Fund), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any such securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Stock or other securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any such securities or (iv) otherwise publicly announce any intention to engage in or cause any action, activity, transaction or arrangement described in clause (i), (ii) or (iii) above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- SR One Capital Management, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (05/18/2026)
- SR One Capital Fund I Aggregator, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (05/18/2026)
- SR One Capital Partners I, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (05/18/2026)
- SR One Co-Invest IV, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (05/18/2026)
- SR One Co-Invest IV-A, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (05/18/2026)
- SR One Co-Invest IV Manager, LLC: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (05/18/2026)
- AMZL, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (05/18/2026)
- SR One Capital SMA Partners, LP: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D., Managing Member (05/18/2026)
- Simeon George: /s/ Sasha Keough, Sasha Keough, as attorney-in-fact for Simeon George, M.D. (05/18/2026)
Comment: This Statement was executed by Sasha Keough on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.